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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    REPORT ON FORM 6-K DATED AUGUST 21, 2008

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628) and on
September 10, 2007 (File No. 333-137628).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: August 21, 2008
                                   By:     /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef, Advocate
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                           Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations             KCSA Strategic Communications
+972-3-516-7620                          212-896-1249/212-896-1236
roni@km-ir.co.il                         jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                       REPORTS SECOND QUARTER 2008 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, AUGUST 21, 2008 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the second quarter ended June 30, 2008.

     For the quarter ended June 30, 2008, revenues increased by 25.4% to $37.1 million, compared to $29.6 million for the second quarter of 2007. Gross profit for the quarter increased by 28.9% to $20.1 million, or 54.3% of revenues, compared to gross profit of $15.6 million, or 52.8% of revenues for the same period last year.

     For the quarter ended June 30, 2008, operating income increased by 21.1% to
$3.3 million, or 8.8% of revenues, compared to operating income of $2.7 million, or 9.1% of revenues for the same period last year. Net income for the quarter increased by 29.8% to $2.6 million, or $0.16 per diluted share, compared to net income of $2.0 million for the comparable period in 2007.

     Excluding the effects of non-cash stock-based compensation expenses, operating income was $3.5 million, or 9.5% of revenues, compared to operating income of $2.9 million, or 9.6% of revenues, for the same period of 2007.

     Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter increased 33% to $2.9 million, or $0.18 per diluted share, from $2.2 million for the comparable period in 2007.

     The reconciliation of GAAP operating income and GAAP net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of June 30, 2008, the Company had cash and cash equivalents, including short-term investments of $28.1 million.

     Commenting on the results, Eyal Hayardeny, Chief Executive Officer of
Shamir, said, "The second quarter delivered many positives; Europe generated improved operating results and the United States made significant inroads. We maintained financial discipline in our operating units and we continued to develop our global opportunities."

     Mr. Hayardeny continued, "Progress continued toward advancing our European distribution network as we purchased the remaining 49% of Altra Trading GmbH, through which we hold our European operations. We are confident this purchase will enable us to efficiently manage our European operations. Europe is an important market for Shamir and we are committed to increasing our footprint in this geography and will continue to make appropriate investments in leadership, marketing and sales."

SHAMIR / PAGE 2

     Mr. Hayardeny concluded, "In terms of our overall strategy, we continue to invest for long-term growth, while closely monitoring operational expenses. Our positive performance thus far this year, combined with our commitment to growth and operations position us to achieve the goals we have set forth for Shamir.
Based on our results through the first six month of 2008, we reconfirm our previously announced forecasts of estimate for growth in the range of 10%-16%, based on the December 2007 exchange rates and excluding the results of our
Mexican operation."

CONFERENCE CALL:

     Shamir has scheduled a conference call for 9:00 a.m. today to discuss second quarter results. To participate in the call, please dial 888-562-3356
(U.S. and Canada) or 973-582-2700 (International). The conference ID for this event is 58931251. For those unable to participate there will be replay available from 12:00 p.m. EDT on August 21, 2008 through 11:59 p.m. EDT, August
28, 2008. Please call: 800-642-1687 (U.S. and Canada) 706-645-9291
(International). The ID code for the replay is 58931251.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses, reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SHAMIR / PAGE 3

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.

Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             AS OF DECEMBER 31,   AS OF JUNE 30,
                                                                  --------          ---------
                                                                    2007              2008
                                                                  --------          --------
                                                                                   (UNAUDITED)

CURRENT ASSETS:
Cash and cash equivalents                                         $ 18,953          $ 21,614
Short-term investment                                               14,375             6,437
Trade receivables (1)                                               30,719            35,485
Other receivables and prepaid expenses                               7,523            10,209
Inventory                                                           27,972            32,718
                                                                  --------          --------
   TOTAL CURRENT ASSETS                                             99,542           106,463

LONG-TERM INVESTMENTS:
Severance pay fund                                                   3,089             3,715
Long-term receivables                                                1,299             1,085
Investments in affiliates                                            4,437             1,503
                                                                  --------          --------
   TOTAL LONG-TERM INVESTMENTS                                       8,825             6,303

PROPERTY, PLANT AND EQUIPMENT, NET                                  39,170            43,044
OTHER ASSETS                                                         5,412             7,237
GOODWILL                                                             7,542            10,630
                                                                  --------          --------
   TOTAL ASSETS                                                   $160,491          $173,677
                                                                  ========          ========

CURRENT LIABILITIES:
Short-term bank credit and loans                                  $ 15,950          $ 18,204
Current maturities of long-term loans                                7,689            13,350
Trade payables                                                      10,852            14,891
Accrued expenses and other liabilities                              12,735            12,908
                                                                  --------          --------
   TOTAL CURRENT LIABILITIES                                        47,226            59,353

LONG-TERM LIABILITIES:
Long-term loans                                                     17,491            14,279
Capital leases                                                       4,303             4,264
Accrued severance pay                                                3,337             4,322
Other long-term liabilities                                            753               625
Deferred income taxes                                                1,358             2,088
                                                                  --------          --------
   TOTAL LONG-TERM LIABILITIES                                      27,242            25,578

MINORITY INTERESTS                                                     800             1,114
                                                                  --------          --------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2007 and
June 30, 2008; Issued and outstanding: 16,423,740 shares
at December 31, 2007 and June 30, 2008                                  37                37
Additional paid-in capital                                          66,629            67,177
Accumulated other comprehensive income                               1,628             1,976
Retained earnings                                                   16,929            18,442
                                                                  --------          --------
   TOTAL SHAREHOLDERS' EQUITY                                       85,223            87,632
                                                                  --------          --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $160,491          $173,677
                                                                  ========          ========

     (1)  Net of allowance for doubtful accounts of $ 2,140 and $ 2,184 as of
          December 31, 2007 and June 30, 2008, respectively.

SHAMIR OPTICAL INDUSTRY LTD.

Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                     THREE MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                                                      -------------------------         -------------------------
                                                        2007             2008             2007             2008
                                                      --------         --------         --------         --------
                                                    (UNAUDITED)      (UNAUDITED)      (UNAUDITED)      (UNAUDITED)

Revenues, net                                         $ 29,551         $ 37,055         $ 58,889         $ 75,053
Cost of revenues                                        13,948           16,949           27,875           34,174
                                                      --------         --------         --------         --------
Gross profit                                            15,603           20,106           31,014           40,879

Operating Expenses:
            Research and development costs                 632              865            1,262            1,739
            Selling and marketing expenses               9,200           11,388           17,508           23,055
            General and administrative
            expenses                                     3,078            4,593            6,210            8,575
                                                      --------         --------         --------         --------
Total operating expenses                                12,910           16,846           24,980           33,369
                                                      --------         --------         --------         --------
Operating income                                         2,693            3,260            6,034            7,510

Financial expenses and other, net                          100              426              158              500
                                                      --------         --------         --------         --------
Income before taxes on income                            2,593            2,834            5,876            7,010
Taxes on income                                          1,043              127            2,075            1,684
                                                      --------         --------         --------         --------
Income after taxes on income                             1,550            2,707            3,801            5,326

Equity in losses (earnings) of affiliates, net             (26)             (15)               3              (25)
Minority interest in earnings (losses) of
    subsidiaries                                          (444)             101             (532)            (162)
                                                      --------         --------         --------         --------
Net income                                            $  2,020         $  2,621         $  4,330         $  5,513
                                                      ========         ========         ========         ========

Net earnings per share:
            Basic                                     $   0.12         $   0.16         $   0.27         $   0.34
                                                      ========         ========         ========         ========
            Diluted                                   $   0.12         $   0.16         $   0.26         $   0.33
                                                      ========         ========         ========         ========

Number of shares:
            Basic                                       16,257           16,424           16,257           16,424
            Dilutive                                    16,548           16,532           16,545           16,535

SHAMIR OPTICAL INDUSTRY LTD.

Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                         THREE MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                                          -------------------------         -------------------------
                                            2007             2008             2007             2008
                                          --------         --------         --------         --------
                                        (UNAUDITED)      (UNAUDITED)      (UNAUDITED)      (UNAUDITED)

Operating income                          $  2,693         $  3,260         $  6,034         $  7,510

Non-GAAP adjustment:
     Stock based compensation                 (157)            (274)            (493)            (548)
                                          --------         --------         --------         --------
Non-GAAP operating income                 $  2,850         $  3,534         $  6,527         $  8,058
                                          ========         ========         ========         ========

Net income                                $  2,020         $  2,621         $  4,330         $  5,513

Non-GAAP adjustment:
     Stock based compensation, net            (157)            (274)            (493)            (548)
                                          --------         --------         --------         --------
Non-GAAP net income                       $  2,177         $  2,895         $  4,823         $  6,061
                                          ========         ========         ========         ========

Net earnings per share:
     Basic                                $   0.13         $   0.18         $   0.30         $   0.37
                                          ========         ========         ========         ========
     Diluted                              $   0.13         $   0.18         $   0.29         $   0.37
                                          ========         ========         ========         ========

Number of shares:
     Basic                                  16,257           16,424           16,257           16,424
     Dilutive                               16,548           16,532           16,545           16,535